I, Daniel Waterman, certify that:

(1) the financial statements of Realworld.com LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Realworld.com LLC included in this Form reflects accurately the information reported on the tax return for Realworld.com LLC filed for the fiscal year ended Dec 31st, 2022.



DocuSigned by:

Daniel Waterman

A83A4DDA75BA4E8...

Daniel Waterman

Manager

26th, May 2023

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.